Exhibit 4.12

THIS SETTLEMENT AGREEMENT AND RELEASE is dated 27 July 2010 between:

(1)	Ellomay Capital Limited (formerly known as Nur Macroprinters Ltd.), whose registered office is 9 Rothschild Blvd., Tel Aviv 66881, Israel (“Ellomay”); and

(2)	Hewlett-Packard Company, whose principal business office is 3000 Hanover Street, Mail Stop 1032, Palo Alto, CA 94304, USA (“HP”).

a)
WHEREAS pursuant to an Asset Purchase Agreement dated December 9, 2007 between Ellomay and HP (and as amended by the First Amendment to the Asset Purchase Agreement dated February 29, 2008) (together, the “APA”), HP acquired certain assets and liabilities from Ellomay (the “Transaction”);

b)	WHEREAS under the terms of the APA, an Escrow Fund was set up;

c)
WHEREAS pursuant to clause 8.2 (f) of the APA, in the absence of any claims for indemnification by HP prior to the Survival Date, USD$9.5 million (plus accrued interest) was due to be released to Ellomay from the Escrow Fund on August 29, 2009 and the balance of $5 million (plus accrued interest) at the end of the Escrow Period;

d)
WHEREAS on August 24 and August 28, 2009, HP requested that (i) the Escrow Agent release to it an amount of USD$8,094,392 out of the Escrow Fund (the "Initial Amount"), such request attached hereto as Appendix 1; and (ii) the Escrow Agent release to it an amount of €2,415,460 out of the Escrow Fund (the "Second Amount"), such request attached hereto as Appendix 2;

e)
WHEREAS on October 21, 2009, Ellomay responded and put forth its position that HP's indemnification claims for the Initial Amount and the Second Amount should be rejected, except for the amount of USD$312,395 (the "Released Amount") which Ellomay authorized the Escrow Agent to release to HP (the Released Amount was transferred to HP by the Escrow Agent on October 22, 2009), such response attached hereto as Appendix 3;

f)
WHEREAS on December 8, 2009, Ellomay notified HP and the Escrow Agent that of the Released Amount, Ellomay believed HP was not entitled to indemnification with respect to an amount of USD$172,927, such notification attached hereto as Appendix 4;

g)
WHEREAS on January 19, 2010, HP sent an additional Officer's Certificate to the Escrow Agent requesting the release of USD$2,786,056 (the "Third Amount"), attached hereto as Appendix 5 (the First, Second and Third Amounts are referred to collectively as the "Claims"); on January 21, Ellomay responded to the Escrow Agent and to HP with respect to the aforementioned letter, contending HP was not entitled to indemnification with respect to the Third Amount claim; Ellomay's letters to HP and the Escrow Agent are attached hereto as Appendices 6 and 7;

h)	WHEREAS in addition to the above, the parties have been discussing and corresponding between them concerning other matters as set out further in Clause 2 of this Agreement (the “Other Matters”); and

i)
WHEREAS, the Parties understand and accept that resolving any and all the above issues between them likely would involve costly litigation and arbitration proceedings and that further new matters may arise in the future which may then lead to further disputes between the Parties. Therefore, the Parties met and discussed the above Claims and Other Matters and have come to the conclusion that they wish to fully, finally and irrevocably settle and resolve the Claims and Other Matters and any and all outstanding matters and waive, discharge and relieve one another from any responsibility or liability concerning any and all matters which might arise between them in connection with the Transaction, whether known or unknown at the time of this Agreement, all pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in exchange and consideration for the mutual promises, agreements, and releases (including without limitation those set forth in Clause 3 hereof) contained herein, the parties have agreed to resolve all outstanding Claims and Other Matters and release each other from any and all future claims which may arise between them in connection with the Transaction and have agreed on terms for the full and final settlement of these matters and wish to record those terms of settlement, on a binding basis, in this Agreement.

Capitalised terms have the meaning given to them in the APA, unless otherwise expressly defined in this Agreement.

1.	SETTLEMENT: RELEASE OF ESCROW FUNDS

1.1
In consideration for the full, final and irrevocable mutual release as provided pursuant to Clause 3 herein, the Parties agree to authorize the Escrow Agent to allocate the Escrow Amount between the parties as follows:

(a)
An aggregate amount of US$7,400,000 (seven million four hundred thousand US dollars) together with accrued interest thereon shall be allocated to HP and an amount of US$7,100,000 (seven million one hundred thousand US dollars) together with accrued interest thereon, shall be allocated to Ellomay, each amount adjusted in accordance with Clause 1.1 (b) (i) and (ii) below.

(b)	The Escrow Agent shall therefore be authorized and instructed to release the remaining Escrow Fund in accordance with the Notice attached in Appendix 8, as follows:

(i)
an amount of US$7,077,411.94 (representing the amount of US$7,400,000 less the amount of US$312,395 already released to HP, plus accrued interest of US$98,972.94, and less the amount of US$109,166 (being 50% of the amount due to the Employee Severance Funds)) shall be released and transferred to HP; and

(ii)
an amount of US$7,304,126.53 (representing the amount of US$7,100,000 plus accrued interest of US$94,960.53, plus the amount of US$109,166 (being 50% of the amount due to the Employee Severance Funds) shall be released and transferred to Ellomay.

1.2	The parties shall execute and send a copy of the Notice substantially in the form set out in Appendix 8 to the Escrow Agent concurrently with the signing of this Agreement.

1.3
Notwithstanding the fact that the Escrow Amount to be released to HP pursuant to Clause 1.1 above is in settlement of the Claims and Other Matters as a whole, the amount released to HP shall be allocated between the Claims and Other Matters as set out in Appendix 9. It is hereby clarified that the allocation of the amounts as set out in Appendix 9 shall not bind Ellomay or serve as evidence in any proceeding between the parties concerning this Agreement or the Transaction.

2.	OTHERMATTERS

2.1           Stillachem

Ellomay agrees, confirms, represents and warrants that HP, its subsidiaries and its and their associates and affiliated companies have no liability in respect of the sale of a property situated in Charleroi, rue Louis Bleriot in the zoning l’Aeropole at Gosselies by Igretec (Intercommuncale pout la Gestion et la Realisation d’Etudes Techniques et Economiques) and that this matter is settled between Ellomay and Igretec without possible recourse against, or obligation or liability to Nur Europe or any HP entity.

2.2	Continuing Business Employees Severance Funds

Ellomay confirms that per discussions held with the Israeli Tax Authority (the “ITA”), the following arrangement with respect to the Continuing Business Employees’ severance funds was approved and certified by the ITA:

(i)
Concurrently with the signing of this Agreement, and in accordance with the instructions of the ITA, Ellomay shall deposit the amount of NIS 635,303 into the Continuing Business Employees severance funds resulting in the severance funds being fully funded as of the date of Closing; and

(ii)
Concurrently with the signing of this Agreement Ellomay shall reimburse HP for the amount of NIS 205,061 which HP deposited into the Continuing Business Employees severance funds regarding the Continuing Business Employees whose employment was terminated prior to this Agreement.

2.3	Litigation involving the Acquired Subsidiaries

2.3.1	Ellomay confirms, warrants and represents that:

(a)
to the best of its knowledge, except as set out below, all litigation and enforcement proceedings involving Acquired Subsidiaries that were ongoing at the date of the closing of the APA and that pursuant to its terms were to be managed by Ellomay have been settled or have ended and there exist no outstanding obligations or liabilities in connection with any such proceedings and that, in any event, Ellomay shall be solely responsible for the litigation proceedings of the Acquired Subsidiaries existing prior to Closing and the results of such litigation shall be for the benefit or liability of Ellomay, as the case may be. Ellomay undertakes to bear all costs and expenses relating to such proceedings and shall fully indemnify and hold HP harmless in the event that HP incurs any liability in connection with such proceedings; and

(b)
as of the date of this Agreement, the Atlantica case conducted in the Brussels courts (details of which are set forth in Appendix 12   (the “Atlantica Case”), which is Ellomay's responsibility pursuant to clause (a) above, is the only litigation proceeding that existed prior to Closing that is still in pending court proceedings, and Ellomay undertakes to use commercially reasonable endeavours to conclude the Atlantica Case as soon as reasonably practicable and, once concluded, shall notify HP in writing (including any final court judgement or settlement agreement (as the case may be)); and

(c)
as of the date of this Agreement, Ellomay confirms that it has ceased and it shall not resume the enforcement proceedings Ellomay was conducting on behalf of Nur Europe in the Dataware (Farazis Bros partnership) case.  All costs, expenses and liabilities relating to any proceedings relating to the Dataware case shall be borne by Ellomay and Ellomay shall fully indemnify and hold HP harmless in this respect.

2.3.2
HP undertakes to promptly transfer to Ellomay an amount equal in value to any amount received by HP or any of its affiliates from a party to and in connection with the Atlantica Case and the Image Press settlement, whether such amounts shall be received prior to the signing of this Agreement or after the signing of this Agreement.

2.3.3
Ellomay confirms and represents that, except as set out above, as from the date of this Agreement, it and its affiliated companies shall refrain from acting on behalf of Nur Europe or any other of the Acquired Subsidiaries.

2.4	Belgian Government Grants

Concurrently with the signing of this Agreement, HP shall transfer to Ellomay an amount equal to US$500,000 withheld by HP pursuant to clause 4.2 of the First Amendment of the APA dated February 29, 2008 by wire transfer to Ellomay's account which details are specified in Appendix 10 attached hereto.

3.	RELEASE

This Agreement is a full, final, unconditional and irrevocable settlement of, and each party hereby releases and forever discharges the other party of, all and/or any actions, claims, rights, demands, adjustments, obligations, liabilities, causes of action, suits, debts and set-offs (except in the case of fraud), in any jurisdiction, whether or not presently known to the parties or to the law, whether or not presently existing, whether or not presently suspected, whether matured or unmatured, and whether in law or equity, that it, its subsidiaries, parents, affiliates, assigns, transferees, representatives, principals, agents, officers and directors or any of them now have, ever have had, may have had or hereafter can, shall or may in the future have against the other party or any of its parent, subsidiaries, affiliates, assigns, transferees, representatives, principals, agents, officers or directors arising out of, either directly or indirectly, or connected with the Claims, the Other Matters and any other matter arising out of or connected with the Transaction or the APA whether such matter is an Acquired Asset, Assumed Liability, or an Excluded Liability so far as such Excluded Liability relates to the Acquired Assets, pursuant to the APA, but, for the avoidance of doubt, does not include the Excluded Assets, and HP shall bear sole responsibility for any demand or claim made by a third party against Ellomay (its parents, affiliates, assigns, transferees, representatives, principals, agents, officers and directors or any of them) or HP with respect to any such matters (collectively, the “Released Claims”) and the parties shall not, except as set out in this Agreement, have any further obligations or liabilities towards one another.

4.	AGREEMENT NOT TO SUE

Except for an action arising out of a breach of the terms of this Agreement, each party agrees, on behalf of itself and on behalf of its parent, subsidiaries, assigns, transferees, representatives, principals, agents, officers or directors, not to sue, commence, voluntarily aid in any way, directly or indirectly, prosecute or cause to be commenced or prosecuted against the other party or its parent, subsidiaries, assigns, transferees, representatives, principals, agents, officers or directors, any action, suit or other proceeding concerning the Released Claims, in any jurisdiction.

5.	COSTS

The parties shall each bear their own legal costs in relation to the Claims, the Other Matters and this Agreement.

6.	WARRANTIES AND AUTHORITY

6.1	Each party warrants and represents that it has not sold, transferred, assigned or otherwise disposed of its interest in the Released Claims or in the APA.

6.2
Each party warrants and represents to the other with respect to itself that it has the full right, power and authority to execute, deliver and perform this Agreement and upon execution and delivery thereof shall constitute the valid and binding obligations of each party enforceable against it in accordance with its terms.

7.	NO ADMISSION

This Agreement is entered into in connection with the compromise of disputed matters and in the light of other considerations. It is not, and shall not be represented or construed by the parties as an admission of liability or wrongdoing on the part of either party to this Agreement or any other person or entity.

8.	EFFECT OF THIS AGREEMENT

The parties hereby agree that this Agreement shall immediately be fully and effectively binding upon them.

9.	ENTIRE AGREEMENT

9.1
This Agreement constitutes the entire understanding and agreement between the parties in relation to the subject matter of this Agreement and shall be binding upon and inure to the benefit of the executors, administrators, personal representatives, heirs, successors and assigns of each. This Agreement supersedes all other agreements of the parties relating to the subject matter hereof.

9.2
Each party acknowledges that it has not entered into this Agreement in reliance wholly or partly on any representation or warranty made by or on behalf of the other party (whether orally or in writing) other than as expressly set out in this Agreement.

10.	CONFIDENTIALITY

10.1
The terms of this Agreement, and the substance of all negotiations in connection with it, are confidential to the parties and their advisers, who shall not disclose them to, or otherwise communicate them to, any third party other than:

(a)	to the parties' respective auditors, insurers, lawyers and the Escrow Agent on terms which preserve confidentiality;

(b)	as required by either party to disclose due to its status as a public company, provided that each party shall inform and consult with the other regarding the text of such disclosure;

(c)	the announcement that Ellomay shall make to the market in its immediate report following the signing of this Agreement, the text of which is to be as set forth in Appendix 13;

(d)
pursuant to an order of a court of competent jurisdiction, or pursuant to any proper order or demand made by any competent authority or body where they are under a legal or regulatory obligation to make such a disclosure or as otherwise required to comply with the requirements of the law, regulation or rules of applicable stock exchange; and

(e)	as far as necessary to implement and enforce any of the terms of this Agreement.

10.2
HP confirms that it has been informed by Ellomay that Ellomay has certain duties and responsibilities to disclose information with respect to this Agreement (including under certain circumstances filing the Agreement itself), among other things in an immediate report and in its financial reports (and 20-F) which are submitted to the relevant authorities and published to the public, and the Parties shall keep this Agreement and the details thereof confidential until such information has been released by Ellomay or as otherwise agreed to by Ellomay.

11.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by, and construed in accordance with the laws of the State of Israel.  Any dispute arising out of or in connection to this Agreement shall be exclusively submitted to the jurisdiction of the competent courts in the District of Tel Aviv-Jaffa, Israel.

12.	CO-OPERATION

The parties shall deliver or cause to be delivered such instruments and other documents at such times and places as are reasonably necessary or desirable, and shall take any other action reasonably requested by the other party for the purpose of putting this Agreement into effect and for the implementation and execution of any provision thereof.

13.	No Third Party Beneficiary

Unless otherwise set forth in this Agreement, this Agreement shall not be construed as an agreement to the benefit of any third party hereto.

14.	COUNTERPARTS

This Agreement may be signed in any number of counterparts, each of which, when signed, shall be an original and all of which together evidence the same Agreement.  For the purposes of completion, faxed or PDF signatures by the authorized representative of each party shall be binding.

15.	NOTICES

All notices, requests and other communications in connection with this Agreement shall be in writing and will be delivered by hand or faxed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or faxed, or three business days after being so mailed (one business day in the case of overnight courier service).  All such notices, requests or other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice in accordance with Appendix 11 Attached hereto.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement to be effective as of the date and year first above written.

ELLOMAY CAPITAL LIMITED By: /s/ Ran Fridrich . Name: Title:
HEWLETT-PACKARD COMPANY By: /s/ Paul T. Porrini Name: Paul T. Porrini Title: Vice President, Deputy General Counsel and Assistant Secretary